June 13, 2017

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Venator Materials PLC

Registration Statement on Form S-1
                                                Filed May 5, 2017
                                                File No. 333-217753

Ladies and Gentlemen:

Set forth below are the responses of Venator Materials PLC (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 1, 2017, with respect to Registration Statement on Form S-1, File No. 333-217753, filed with the Commission on May 5, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes since the filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

General

1.                                      Please apply the comments issued in connection with our review of the Form 10 filed by Huntsman Spinco to this Form S-1.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully submit that we have addressed the applicable comments issued in connection with your review of the Form 10 filed by Huntsman Spin Corporation in the Registration Statement and Amendment No. 1, with the exception of filing the remainder of the exhibits to the Registration Statement, which we will continue to file as they become substantially complete.  We will provide the Staff with sufficient time to review these future filings and revisions prior to launching the proposed offering. Additionally, Huntsman has amended its complaint to remove rescission as a requested remedy

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June 13, 2017

in its litigation re Rockwood and we have correspondingly revised our disclosure. Please see pages 73, 147 and F-34 of Amendment No. 1.

The Separation, page 9

2.                                      In the second paragraph of this section, you disclose that you intend to enter into a separation agreement. Please file this agreement or a form of this agreement as an exhibit to this filing. In addition, please revise this section to describe the agreement, rather than referencing provisions “expected” to be included. Lastly, in this section and in the Separation section on page 49, please address and quantify any indemnification or potential liability associated with the Separation.

RESPONSE:                            We acknowledge the Staff’s comment and have (1) filed a form of the separation agreement with Amendment No. 1 and (2) updated the description of the separation agreement. Additionally, we are generally assuming all of the liabilities related to the Pigments & Additives segment of Huntsman in connection with the separation and to the extent those liabilities or potential liabilities are quantifiable and estimable in accordance with generally accepted accounting principles, they are reflected in our financial statements. We expect to have adequate liquidity to address those liabilities as they materialize.  We are not currently aware of any other obligations that would result in indemnification of Huntsman by the Company.  We have revised the disclosure accordingly. Please see pages 10 and 50 of Amendment No. 1.

Financing Arrangements, page 11

3.                                      Please disclose the amount of debt owed to Huntsman.

RESPONSE:                            We acknowledge the Staff’s comment and have included the amount of intercompany debt owed to Huntsman on pages 12 and 150 of Amendment No. 1.

Management’s Discussion and Analysis, page 67

Results of Operations, page 75

4.                                      We note your disclosure related to your discussion and financial condition and results of operations on both the consolidated and segment levels. Similar to comment number 3 in our letter dated January 31, 2017, please enhance your disclosures comparing your results of operations for the three months ended March 31, 2017 to March 31, 2016 and the years ended December 31, 2016 compared to December 31, 2015 to discuss the factors materially impacting your Segment Adjusted EBITDA to clearly quantify the dollar impact of all material factors impacting your Segment Adjusted EBITDA and provide a more robust analysis of the underlying reasons behind the changes in order for investors to fully understand the impacts on your results of operations. Furthermore, please ensure your disclosures discuss the main cost drivers affecting your operating expenses and quantify in dollars how those increases/decreases in costs impacted your Segment Adjusted EBITDA amounts during each period presented, as well as management’s expectations of how they may impact

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June 13, 2017

future results. As such, your narrative should include a discussion quantifying all material factors impacting your Segment Adjusted EBITDA along with the significant components of your operating expenses including material components of any general and administrative expenses, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 accordingly. Please see pages 80 through 82 of Amendment No. 1.

Restructuring, Impairment and Plant Closing Costs, page 89

5.                                      We note your response to comment number 2 in our letter dated March 24, 2017. Please ensure your disclosure removes all references to fiscal year 2013 as a benchmark year given your statement that only 2014 was used as a benchmark year.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 accordingly. Please see page 91 of Amendment No. 1.

6.                                      Please expand your disclosure to also quantify the impact the open restructuring activities disclosed on page F-18 are expected to have on your operating income (i.e., the amount by which expenses are expected to decrease) and cash flows. In future periods, if the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 accordingly. Please see page 93 of Amendment No. 1.

Restructuring Activities, page 90

7.                                      Please update your disclosure to include the amount of restructuring expense that was recorded for the three months ended March 31, 2017.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 accordingly. Please see page 93 of Amendment No. 1.

Critical Accounting Policies, page 95

Variable Interest Entities, page 98

8.                                      Please update your disclosure to indicate for all periods presented the percentage of revenues from your VIEs in relation to the amounts that will ultimately be part of Venator. Based on the amounts included in Notes 4 and Notes 7 to your financial

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June 13, 2017

statements, it would appear that such revenue represented 6.3%, 5.4%, 4.6% and 1.5% for the periods ended March 31, 2017, December 31, 2016, December 31, 2015 and December 31, 2014 respectively when considering the legal entities adjustments presented in your pro forma condensed combined statements of operations on pages 59 through 63.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 accordingly. Please see page 100 of Amendment No. 1.

Executive Compensation, page 126

9.                                      Please provide a materially complete discussion of the company’s prospective compensation practices and policies. In addition, please provide the details of any material agreements you have entered into with the three executives you have identified to lead Venator.

RESPONSE:                            We acknowledge the Staff’s comment and have provided revised disclosures on pages 136 through 143 of Amendment No. 1 regarding the expected compensation plans and practices that will be in place following the IPO. The new disclosure also explains that our Named Executive Officers will participate in an Executive Severance Plan that is available to our executive officers generally.

Condensed Combined Statements of Cash Flows, page F-10

10.                               We note that for the three months ended March 31, 2017 changes in your accounts payable increased your cash used by operating activities by $148 million. We further note that based on the amounts reflected in your condensed combined balance sheets on page F-8, your accounts payable balances were $295 million and $303 million for the periods ended March 31, 2017 and December 31, 2016. Given that it appears that your accounts payable balance only decreased by $8 million during the periods presented, please help us understand what other items may be impacting the change in your account payable line item on your condensed combined statement of cash flows for the three months ended March 31, 2017. In providing your response, please clarify where you have presented the changes in cash flows attributable to your accounts receivable from affiliates and accounts payable to affiliates in your condensed combined statements of cash flows including why you believe such presentation is appropriate per ASC 230-10-45.

RESPONSE:                            We acknowledge the Staff’s comment. We have evaluated the treatment of affiliate accounts payable and receivable balances in our combined statements of cash flows and concluded that the previously issued interim condensed combined statements of cash flows for the three month periods ended March 31, 2017 and 2016 and the combined statements of cash flows for the years ended December 31, 2016, 2015 and 2014 were materially misstated and require restatement. Upon review of the details underlying our cash flow from operations, we noted that the changes in accounts receivable and accounts payable to certain affiliates are mainly driven by transactions related to the cash pooling program discussed in footnote 6 of our

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June 13, 2017

condensed combined financial statements on page F-19 of Amendment No. 1 and footnote 14 of our combined financial statements on page F-52 of Amendment No. 1. In accordance with ASC 230-10-45-12 and ASC 230-10-45-13, receipts from collections of loans and disbursements made for loans should be classified as cash flows from investing activities.  According to ASC 230-10-45-14 and ASC 230-10-45-15, cash proceeds from short term or long term loans and cash outflows for repayment of loans should be classified as cash flows from financing activities.  Accordingly, we concluded that cash flows impacting the accounts payable to affiliates represented cash flows from financing activities while cash flows impacting the accounts receivable from affiliates represented cash flows from investing activities. These affiliate transactions match the description set forth in ASC 230-10-45-8 of those transactions which are more appropriately presented on a net basis on the statement of cash flows. Our transactions with affiliates are large, their turnover is quick, and the maturities are short.

We have restated our combined financial statements to present such changes in accounts receivable and accounts payable with affiliates in our combined statements of cash flows as “Net (advances to) payments from affiliates” in the cash flows from investing activities and “Net (payments to) borrowings on affiliate accounts payable” within the cash flows from financing activities.

We have made changes in Amendment No. 1 to our condensed combined financial statements on page F-10, our combined statements of cash flows on page F-33, our discussion of liquidity and capital resources beginning on page 84, and our discussion of changes in financial condition beginning on page 87 in response to this comment. We have added a risk factor on page 31, an explanation of a material weakness in our internal controls beginning on page 101, and we have added footnote 13 to our unaudited condensed combined financial statements beginning on page F-26 and footnote 25 to our combined financial statements beginning on page F-78 to address the restatement of our combined statements of cash flows. Our auditors have added an explanatory paragraph in their audit opinion to address the restatement of our combined financial statements.

Note 9. Commitments and Contingencies, page F-20

11.                               Please update your disclosure to indicate that subsequent to the internal reorganization, Venator will no longer guarantee Huntsman International’s outstanding notes, similar to the disclosures included in your amendment no. 3 on Form 10 if still applicable, or tell us how you considered the recognition guidance under ASC 460-10-25 given that the Venator entities would no longer be considered subsidiaries of Huntsman International. Please update your disclosure on page F-70 for the year ended December 31, 2016 accordingly.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 accordingly. Please see pages F-20, F-70 and F-71 of Amendment No. 1.

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Securities and Exchange Commission

June 13, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

VENATOR MATERIALS PLC

By:	/s/ Russ Stolle
Name:	Russ Stolle
Title:	Senior Vice President, General Counsel and
Chief Compliance Officer

Enclosures

cc:                                Simon Turner (Venator Materials PLC)

Alan Beck (Vinson & Elkins L.L.P.)

Sarah K. Morgan (Vinson & Elkins L.L.P.)